"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norw[redacted]
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 3 February 2003

ORK – Orkla Foods acquires all Superfish shares

Orkla Foods has entered into an agreement to purchase the remaining 49% of the shares of the Polish company Superfish.

The shares are being sold by Wojciech Strózyna, who is currently Managing Director of Superfish, and his relatives. The parties have agreed not to publish the selling price.

Jacek Dziekonski will be the company's new managing director. Since March 2001, he has been Managing Director of the Polish company Kotlin, which is a part of Orkla Foods International. Mr. Dziekonski will continue to have operational responsibility for Kotlin, which has undergone significant restructuring in the past few years.

In June 2000, Orkla Foods entered into an agreement to purchase a 51% interest in Superfish, which supplies herring and frozen fish to the Polish grocery sector.

Since this acquisition, prices of seafood products in Poland have risen substantially more than those of relevant substitutes, leading to a drop in demand. The general decline in the Polish economy has further exacerbated the negative trend in sales volumes.

A detailed plan of action will now be drawn up to improve operations and strengthen Superfish's sales and distribution apparatus. The company will be a part of Orkla Foods International, and the possibility of integrating Superfish more closely with the Orkla Foods International company Kotlin will be considered.

Several steps have already been taken to improve Superfish's situation, including reducing the workforce from 1600 to approximately 1000 employees over a two-year period. The number of factories has been reduced from four to two.